Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

SETTING THE RECORD STRAIGHT ABOUT THE CVS MERGER AND THE EXPRESS

SCRIPTS PROPOSAL

1.	Why did Caremark choose a vertical merger with CVS rather than a horizontal transaction with another PBM?

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The transaction with CVS is a strategic merger of equals that will define and lead the next evolution of the pharmaceutical services industry, creating significant value for customers through the introduction of new products and services. In turn, it will deliver immediate and concrete value to shareholders and has a high certainty of closing.

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Before entering into the CVS/Caremark transaction, Caremark spent over a year exploring and evaluating what strategic direction the company should take, in order to ensure that the company was best positioned to adapt to the changing healthcare environment and continue to deliver maximum value to shareholders.

•	The board and management considered a number of different alternatives, and weighed the relative merits of each approach.

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As a result of CVS’s powerful direct connection with the consumer and its complementary suite of pharmaceutical, specialty and urgent care services, Caremark began discussions with CVS regarding a potential combination.

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The CVS/Caremark merger has already received all the necessary regulatory approvals. The upcoming shareholder votes are the last step in this process. We anticipate closing this transaction promptly following approval by Caremark’s shareholders of this merger on February 20th and approval by CVS’ shareholders at their meeting on February 23rd.

2.	What was Caremark’s board’s involvement in this process?

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The board was actively involved in this process, meeting no less than 16 times during the course of discussions and negotiations with CVS and the evaluation of the unsolicited proposal from Express Scripts.

•	The active role played by the Caremark Board in this process is detailed in our joint proxy and prospectus.

3.	Why did the Caremark board reject the Express Scripts bid?

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Following careful analysis and consideration, the Caremark board of directors determined that Express Scripts has not put forth a transaction that would lead to a superior proposal for Caremark or its stockholders.

•	Specifically, the proposed acquisition of Caremark by Express Scripts:
-	Lacks strategic rationale
-	Creates the risk of significant customer attrition
-	Would result in destruction of stockholder value
-	Faces significant, possibly insurmountable, antitrust risks and timing delays
-	Would result in a highly leveraged and weakened business with diminished financial strength and flexibility
-	Is a highly conditional, illusory offer

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Caremark strongly believes the CVS/Caremark merger is in the best strategic and financial interest of the company and its shareholders and looks forward to putting it to a shareholder vote on February 20, 2007 – months before any potential Express Scripts transaction could be consummated, if at all.

4.	Isn’t Express Scripts offering a higher premium?

•	Express Scripts’ so-called premium is actually no premium at all.

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Through the merger with CVS, Caremark shareholders will receive 1.67 shares of CVS/Caremark stock for each share of Caremark they own in this merger of equals transaction. This consideration will allow shareholders to fully benefit from the enhanced growth potential of this exciting new company.

•	In addition, the companies recently announced that Caremark shareholders will also receive a special one-time cash dividend of $2.00 per share, payable promptly upon closing of the transaction.

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In comparison, Express Scripts’ offer is approximately half cash and would be unlikely to close until at least the third quarter of this year according to Express Scripts’ own timetable. In fact, in its amended proxy filed on January 22nd, Express Scripts further hedged on timing, acknowledging that there are no assurances that even a third quarter close can be met. Clearly, a dollar today is worth more than a dollar many months from now.

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When one properly discounts the cash Express Scripts may or may not deliver a half year or more from now, the present value of their offer is conservatively worth $2.00 to $3.00 less per share than the nominal value of their bid.

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Express Scripts also has argued that the remaining value of its proposal can be derived by applying its proposed exchange ratio to its current stock price. The truth is that there is no way of knowing what the value of the Express Scripts proposal would be following antitrust review and a lengthy period of uncertainty and potential significant business dislocations. We also don’t know if they might try to reduce the value of their proposal after a period of prolonged uncertainty. Finally, who can say what the future value of the stock component would be given the highly leveraged nature of a combined Caremark/Express Scripts?

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Along with the immediate value that Caremark shareholders would receive from the CVS/Caremark transaction, Caremark shareholders also have the opportunity to participate in the significant upside the combined company expects to deliver.

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Promptly following the close of the transaction, CVS/Caremark will undertake an accelerated share repurchase program that will retire 150 million of the outstanding shares of the combined company, approximately 10 percent of the combined company’s shares.

•	We expect the share retirement to enable the new company to achieve double-digit cents-per-share accretion in 2008 and significantly increase the combined company’s return on equity.

•	CVS/Caremark is expected to generate $800 million to $1 billion in incremental revenue synergies in 2008 and more thereafter, as well as annual cost savings of $500 million.

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We believe strongly that both the value represented by the CVS merger consideration and the long-term intrinsic opportunity that will be created by this combination exceed the value of Caremark on an independent stand-alone basis and are far superior to the Express Scripts proposal.

5.	Why does Caremark say that the Express Scripts transaction is value destructive?

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There are substantial reasons to be concerned about the significant financial ramifications and value destruction that would result from a combination of Caremark and Express Scripts due to the likely customer losses, employee attrition, substantial leverage and considerable regulatory risks associated with their proposal.

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For example, customer attrition caused by Express Scripts’ acquisition of Caremark could result in $8 billion in lost revenue and a $300 million reduction in earnings before interest and taxes (EBIT), a metric commonly used to gauge a company’s profitability and financial health.

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These issues would most certainly be exacerbated given that the Express Scripts transaction would be conducted on a hostile basis and that they have a poor track record of integrating even small acquisitions.

6.	What makes the Express Scripts deal highly conditional?

•	Express Scripts’ proposal and hostile exchange offer contain such a large number of conditions that the “offer” should be viewed as purely illusory.

•	For instance, the Express Scripts transaction remains subject to the following conditions:

-	Express Scripts’ due diligence review

-	Express Scripts shareholder approval, which they have not yet even commenced undertaking to secure

-	A walk-away right if their financing fails due to an inability to satisfy contingencies under debt commitment letters

-	Antitrust approval, which in light of Express Scripts’ recent withdrawal and re-filing of its HSR submission, will probably result in substantial delay (with all of the resulting costs and risks) and may well prevent the transaction from ever closing

-	Satisfaction of certain Delaware anti-takeover requirements that cannot readily be satisfied absent Caremark’s prior Board approval

-	A condition that no decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index or the NASDAQ—100 Index by an amount in excess of 15% take place and that no other adverse economic, financial, regulatory or political development occur that would, in Express Scripts’ judgment, adversely affect Caremark’s value to Express Scripts. This, when taken together with the above due diligence condition, illustrates starkly that Express Scripts’ current proposal more closely resembles an option than a real offer

-	Receipt of Caremark board approval (despite the fact that Caremark’s board has already rejected the current Express Scripts’ offer)

-	Express Scripts’ sole unilateral right to change its proposal or withdraw its proposal based on any of these factors or otherwise.

•	As listed above, Express Scripts’ financing is highly unusual and conditional and far from certain. Some of the highly unusual and risky contingencies include:

-	The lenders must receive, and find reasonable, Express Scripts’ and Caremark’s pro forma financial projections, which considering the high level of debt that Express Scripts proposes incurring and the real customer attrition risk associated with this combination will be an extremely difficult condition to meet

-	The bank commitments require that at least half of the aggregate value of the consideration to be paid to Caremark stockholders consist of Express Scripts common stock. If Express Scripts needs more financing to complete its offer, all its financing will be in jeopardy; and

-	The lenders can pull financing if they determine that there has been any occurrence or development since September 30, 2006, that is reasonably likely to have a Material Adverse Effect.

•	By Express Scripts’ own admission in their amended proxy dated January 22nd:

-	“Even if the CVS Merger Agreement is rejected by [Caremark’s] stockholders, there is no guarantee that [Caremark] stockholders will accept our Offer and that the other conditions to our Offer will be met and, therefore, the result could be that [Caremark] would remain independent of both CVS and Express Scripts.”

-	“As a result, Caremark’s stockholders cannot be guaranteed that any premium to the price offered in the CVS merger will be paid to them based solely on their rejection of the CVS merger.”

-	“There can be no assurances that this timeframe [3Q07] will be met.”

7.	Will Express Scripts be able to obtain antitrust approval?

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As their proposal would combine the second and third largest PBMs, and two of the only three large-national PBMs, Express Scripts’ proposal carries significant antitrust risk and a potentially long review period would cause significant uncertainty in our business. The antitrust risk is further evidenced by FTC’s history of enforcing 85% of all 3-to-2 mergers that it has fully investigated over the past 10 years, meaning the FTC takes action or threatens to take action (in which case, the parties abandon the transaction). When customers complain strongly or there are high barriers to entry, the probability for 3-to-2 mergers rises to 97% and 95%, respectively.

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When the FTC looked at the Caremark/Advance PCS transaction, it focused on the provision of PBM services by national full service PBMs and the impact on large employers that require broad PBM service offerings on a national scope. Currently, the top three PBMs account for approximately 80 percent of the large employer market. A combined Express Scripts/Caremark would cover 55 percent of that market, dwarfing Medco, which would become a distant number two player with a 25 percent market share. The heavy concentration of covered lives in a single entity is likely to trigger an extensive investigation and could well result in a regulatory challenge.

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The antitrust issues presented by Express Scripts’ proposal could substantially delay closing, could prevent closing altogether, or could result in the imposition of conditions by antitrust regulators that adversely impact the value of the combined business, the amount of any projected synergies, Express Scripts’ ability to obtain financing for the transaction and the terms of any such financing.

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The complexity of the Express Scripts’ proposal and the number of potential antitrust issues it raises are further supported by Express Scripts’ withdrawal of its Hart-Scott-Rodino (HSR) filing on February 2, 2007 and stated intention to refile it on February 6, 2007. Express Scripts would not have done this unless they knew that the FTC was almost certain to issue a Second Request on February 2. The pull and refile extends the FTC’s period of investigation by 30 days, until March 8, 2007 – 16 days AFTER the Caremark shareholder vote scheduled for February 20, 2007. Despite the 30 day extension, Caremark believes that the FTC is still likely to issue a Second Request that could well result in months of delay with a real risk of no approval whatsoever. (A good recent example of what can happen when parties pull-and-refile their HSRs is the Genentech/Tanox transaction in which the parties tried that tactic just a few months ago and still received a Second Request at the end of their second 30-day waiting period.)

•	Numerous government officials, customers, industry think tanks, suppliers and competitors have voiced their concern about this transaction and further PBM consolidation:

-	Nearly 20 members of Congress have delivered letters to the FTC expressing strong misgivings over a possible Caremark/Express Scripts merger;

-	The Senate Antitrust Subcommittee’s 2007 agenda includes hearings on PBM consolidation and its anti-competitive impact;

-	22 State Attorney Generals are investigating the Express Scripts transaction; and

-	The American Antitrust Institute, a well known industry think tank, has written the FTC, urging their investigation into the anti-competitive effects of Express Scripts’ proposed deal.

•	Existing and potential customers and suppliers have already told us they are worried about how this lengthy process will impact our ability to serve them.

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Even absent a lengthier antitrust review, there are other significant timing delays associated with the Express Scripts proposal. Importantly, there is no clear path to consummation of an Express Scripts offer in any near-term time frame, and the Caremark Board has indicated strongly that it does not believe that an Express Scripts transaction is in the best interests of Caremark and its shareholders.

•	The CVS/Caremark transaction has already cleared this significant regulatory hurdle and can be consummated immediately following Caremark’s and CVS’s shareholders meetings in February.

8.	What are the risks of customer attrition under an Express Scripts deal?

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As Express Scripts is well aware, Caremark has won more than $2 billion in revenue from Express Scripts since 2004. Many of these clients have left Express Scripts because of dissatisfaction with Express Scripts’ service and performance. We believe there is a substantial risk that Caremark would lose these clients in the event that Express Scripts acquires Caremark.

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Caremark has also heard opposition from additional clients regarding this unsolicited proposal, and we believe there is a substantial risk that contracts worth more than $8 billion in annual revenue and $300 million in EBIT would not be renewed in the event that Express Scripts acquires Caremark.

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Caremark is also in the midst of the 2007 selling season and has large strategic accounts currently out for bid. Uncertainty regarding management and service will put these accounts at risk and likely result in Caremark not being the vendor selected for new contracts.

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Therefore, Express Scripts’ claim of $500 million in synergies is illusory given the likely customer defections, as well as the loss of customers that would accompany a protracted offer period during the current selling season.

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Caremark customers fully support the merger with CVS, which has virtually no integration risk. We have conservatively estimated annual cost savings in excess of $500 million. In addition, we expect to achieve between $800 million and $1 billion in incremental revenues in 2008 and significantly more thereafter.

9.	Is Express Scripts capable of handling a transaction of this size?

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An Express Scripts/ Caremark combination would be roughly 20x the size of the largest acquisition Express Scripts has made to date and Caremark is nearly three times bigger than Express Scripts itself.

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This is particularly troublesome because Express Scripts has had difficulty integrating even small acquisitions. If shareholders look closely at Express Scripts’ past track record as an acquirer they will see a history of management attrition, integration costs well in excess of estimates, and other problems.

•	We have no confidence in their ability to handle a deal like this, especially given their admitted past problems integrating much smaller acquisitions.

•	Express Scripts misleadingly references select recent acquisitions as examples of past success, yet leaves out those with notable problems, such as its ill-fated investment in

Planet Rx and the management departures and integration delays and cost overruns in their specialty pharmacy acquisitions.

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It is also worth noting that hostile transactions pose significantly greater risks of customer and employee attrition. These risks are further exacerbated in this instance by the vastly different operating and business strategies of Caremark and Express Scripts.

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The Caremark and CVS management teams have a proven track record of handling mergers of this size and scale. In fact, we have already begun planning for integration and are very pleased with how this process is progressing.

10.	Wasn’t Caremark required to consider higher bids for the Company once it agreed to merge with CVS?

•	The CVS/Caremark transaction does not, under any circumstances, trigger an auction process, but rather is a strategic move to address the changing landscape of the pharmaceutical services industry.

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The board determined that the Express Scripts proposal was not reasonably likely to lead to a superior competing offer, and under the terms of the agreement with CVS, which are standard and customary, the Company was prevented from pursuing discussions with Express Scripts once this determination was made.

•	In the end, Caremark’s stockholders will have the final say in this process. We are confident that our stockholders will agree with the Board’s recommendation and support the CVS/Caremark transaction.

11.	Did Caremark speak to Medco or Express about a potential transaction in the past?

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As was reported, Medco did approach Caremark during the negotiations with CVS; however, these very preliminary discussions did not progress beyond the initial stage. No confidential business information was exchanged between the parties, and no proposals for a potential business combination were made or discussed.

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Caremark’s management team also had preliminary discussions with Express Scripts management in mid 2005. The preliminary discussions did not advance beyond a single meeting, and more importantly have no relevance in today’s marketplace.

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Since that time, the Caremark Board and management examined all the options available to create further value for shareholders and determined that simply creating a larger PBM would not create additional value for either our shareholders or our customers.

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The pharmaceutical services market place has changed significantly since Caremark had preliminary discussions with Express Scripts, and during this same period of time Caremark and Express Scripts have changed as well.

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As a result of an increasingly consumer-centric healthcare environment, customers are asking Caremark to bring services closer to consumers and to provide more and better services to keep plan participants healthy.

•	A transaction with Express Scripts does not meet these needs, provides no new or differentiated programs and services, and does not address a changing industry landscape in any way.

12.	Is Caremark management favoring the CVS deal because it guarantees them jobs in the new company?

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CVS has offered jobs to senior Caremark executives to maintain PBM management continuity and ensure maximum value creation for shareholders. As a result of Caremark’s performance and sizeable shareholder returns over the past several years –more than 1300% total return since November 1998 – CVS has expressed a desire to retain key executives to run the combined company’s pharmaceutical services business.

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Mac Crawford, Chairman, President and CEO of Caremark will become the new company’s Chairman. Far from being a condition of the transaction, Mr. Crawford was named Chairman in order to ensure that the combined company would benefit from his substantial industry experience and successful integration track record. Mr. Crawford’s continued leadership and involvement in the business as Chairman was a measure to maximize shareholder value, not detract from it.

13.	Is Caremark management pursuing the CVS deal because they make more money under that deal?

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The impact to vesting and exercise under stock option plans, executive employment agreements and other retirement and benefit plans is the same under either a merger with CVS or an acquisition by Express Scripts.

•	Most Caremark executives, including Mr. Crawford, would receive at least the same amount of compensation, and in some cases more, under the Express Scripts deal than under the merger with CVS.

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In fact, Mr. Crawford would receive a larger severance payment under the Express Scripts offer as the decision he made to forgo a large portion of his severance to demonstrate his commitment to the CVS deal would not apply to an Express deal.

•	The only additional benefit Mr. Crawford receives in the CVS deal is the annual director compensation, which has not been determined. He will no longer receive his salary and bonus.

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In addition, many other members of the Caremark management team have agreed to defer payments due them under their current employment agreements for up to three years following closing of the CVS/Caremark merger. This will ensure that the combined company will benefit from the talent and experience of the PBM industry’s leading management team.

14.	Is there anything unusual about the indemnification provisions in the CVS transaction?

•	The indemnification provisions of the CVS/Caremark merger agreement are customary and consistent with the provisions seen in strategic merger combinations of similar size and scale.

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The indemnification rights of Caremark directors and executive officers, both before and after the CVS transaction, are customary for directors and executive officers of corporations incorporated in Delaware. This is the same for members of Express Scripts’ Board of Directors and each of its executive officers, who on December 22, 2006 entered into indemnification agreements that provide for them to be indemnified to the fullest extent permitted under Delaware law.

•	The indemnification provisions contained in the merger agreement merely continue the existing indemnification provisions applicable to Caremark’s directors and officers.

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Under the proposed Express Scripts transaction, it would be expected that Express Scripts provide similar indemnification terms and assume the indemnity obligations Caremark provides to its directors and executive officers just as CVS is doing.

15.	Is there anything unusual about the break-up fee in the CVS/Caremark deal?

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All of the provisions of the CVS/Caremark merger agreement, including the break-up fee, are customary and consistent with the provisions seen in strategic merger combinations of similar size and scale. They are not only lawful and appropriate, but they are routine in large M&A transactions in the marketplace.

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The break-up fee value is standard for transactions of this size, representing 3% of the transaction value. In fact, the fee is actually somewhat below the standard used in other comparable transactions.

•	Additionally, the break-up fee is not payable simply in the event that Caremark shareholders vote against the CVS merger, as has been incorrectly reported.

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The break-up fee would be payable only in the event that the Board changes its recommendation in favor of a transaction with another party or Caremark consummates a transaction with a third party or enters into an agreement to do so within twelve months of the termination of the CVS/Caremark merger agreement.

Employee Q&A

We have received numerous inquires from employees asking how to ensure that their shares are voted for the merger at the Special Meeting. Caremark Rx’s Board of Directors thoroughly considered the competing hostile proposal by Express Scripts and unanimously recommends that the shareholders of Caremark vote FOR the CVS/Caremark merger and not tender their shares of Caremark stock to Express Scripts. To vote your shares of Caremark stock FOR the merger with CVS, please see the Q&A below.

Q. How can I be sure that my shares are represented at the Special Meeting?

A. Shareholders are rightfully concerned about ensuring that all their shares get properly voted FOR the proposed CVS/Caremark merger at the Special Meeting on February 20th. There are a number of ways in which you may hold your shares, and it is important that you vote using all the WHITE proxy cards that you receive. Likewise, it is important that you do not return any gold cards you receive from Express Scripts.

Q. I am receiving both WHITE and gold proxy cards. Should I return both?

A. NO, please simply disregard all gold proxy cards you may receive (do not even vote a gold proxy for the merger). If you return a gold proxy card, it will revoke any WHITE proxy card you have previously submitted. Only your latest dated proxy counts.

Q. What happens if I sent back a gold card by mistake?

A. If you have previously submitted a vote to Express Scripts using the gold proxy card, you have every right to change your vote. If you are uncertain as to your latest-dated vote, we urge you to promptly revoke any vote submitted to Express Scripts by simply signing, dating and returning a WHITE proxy card in the postage-paid envelope provided, or by following the instructions on the WHITE proxy card to vote by telephone or by the Internet, today.

Q. Should I return each WHITE proxy card I receive?

A. Yes, please EXECUTE A VOTE WITH RESPECT TO EACH WHITE PROXY CARD YOU RECEIVE. This is important because you may hold your shares in a variety of accounts, and each account is important. You may receive proxy cards because you hold in registered name, and you may receive voting instruction forms for accounts you hold through a bank or broker, or for shares you hold in one or more of Caremark’s employee plans. Furthermore, sometimes proxies get lost or delayed in the mail, and we want to make sure we receive your vote.

Q. I have received a proxy statement for the Caremark Special Meeting but there was no proxy card included. How do I vote my shares?

A. As an employee of Caremark, you may hold stock in various ways. For example, you may have shares that you have acquired through the CareStock Employee Stock Purchase Plan and you may hold stock options. If you have stock options, you will receive a proxy statement for informational purposes, but not a proxy card because stock options do not have voting rights. If you hold shares in registered name, through a bank or broker or through one or more of Caremark’s employee plans, you will receive another proxy statement with a WHITE proxy card or voting instructions to vote your shares. Please see the Q and A above for helpful information regarding how to vote. If you need additional copies of the proxy statement or need assistance voting your shares, please contact Innisfree M&A Incorporated at (877) 750-9498.

Q. I received documents from Express Scripts asking me to tender my shares of Caremark stock in exchange for shares of Express Scripts and cash. Do I need to take any action?

A. No. The Caremark Board of Directors unanimously recommended that Caremark shareholders reject the Express Scripts tender offer and NOT tender Caremark shares to Express Scripts pursuant to its exchange offer filed with the SEC on January 16, 2007. If you support the proposed CVS/Caremark merger, you should disregard the exchange offer materials from Express Scripts and NOT tender any shares.

Q. Why is my vote important?

A. The proposed CVS/Caremark merger cannot be completed unless holders of a majority of Caremark’s outstanding shares adopt the merger agreement and approve the merger. If you abstain from voting or do not vote, or fail to direct your broker how to vote, it will have the same effect as a vote against the proposed CVS/Caremark merger. Therefore, we urge you to vote FOR on the WHITE proxy card TODAY--by telephone, by Internet, or by signing, date and returning the WHITE proxy card.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including anticipated accretion, return on equity, cost synergies, incremental revenues, new products and offerings, cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information for Investors and Stockholders

CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on January 19, 2007. This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.